EXHIBIT 4.1

INTREPID TECHNOLOGY & RESOURCES, INC.

2008 CONSULTANT’S COMPENSATION PLAN

ARTICLE 1
Purpose and Adoption of Plan

1.1

Purpose.  The purpose of the Intrepid Technology & Resources 2008 Consultant’s Compensation Plan (the “Plan”) is to compensate those consultants who provide services to Intrepid Technology & Resources, Inc. (the “Company”), and accept as payment for such services shares of the Company’s common stock $.005 par value.

1.2

Adoption.  The Plan has been approved by the Board of Directors of the Company to be effective as of March 18, 2008 (the “Effective Date”) and shall remain in effect until terminated by the Board of Directors of the Company or all the common stock reserved for issuance under the Plan has been utilized as payment for consultant services pursuant to the Plan.

ARTICLE 2
Definitions

For  the purposes of this Plan, the following terms shall have the following meanings:

2.1

Agreement.  Means a written agreement between the Company and a consultant who has agreed to participate in the Plan and take shares as payment for services.

2.2

Administrator.  Means the President of the Company.

ARTICLE 3
Administration

3.1

Administrator.  The Plan shall be administrated by the Administrator, who shall have exclusive and final authority in each determination or other action affecting the Plan and the participants.  The Administrator shall have sole discretionary authority to interpret the Plan, to establish and modify administrative rules and impose such conditions and restrictions as he deems appropriate and to fix a number of shares to be issued a participant pursuant to the Plan.

EXHIBIT 4.1

ARTICLE 4
Shares

4.1

Number of Shares Issuable.  The total number of shares issued under the Plan shall be 3,500,000 shares of the Company’s common stock, subject to adjustment in accordance with Section 4.2.

4.2

Adjustment.  The number and kind of shares available for issuance subsequently granted under the Plan and the maximum number of shares with respect to which shares may be issued shall be appropriately adjusted to reflect any stock dividends, stock split, combination or exchange of shares, merger, consolidation, or other change in capitalization with a similar substantive effect upon the Plan.  The Administrator shall have sole power and discretion to determine the amount of adjustment to be made in each case.

ARTICLE 5
Participation

5.1

Eligible Participants.  Participants in the Plan shall be non-employee consultants to the Company and its subsidiaries as the Administrator in his sole discretion may designate from time to time.  In order to be eligible, a participant must enter into a written consulting agreement with the Administrator on behalf of the Company for the providing of such services and agree to become a participant in the Plan and accept shares of common stock for such services as provided in such consulting agreement.

ARTICLE 6
Miscellaneous

6.1

Governing Law.  All determinations made and actions taken pursuant to the Plan shall be governed by the laws of the State of Idaho

6.2

Captions (Section Headings) used in the Plan should not be deemed to limit, characterized or effect any provisions of the Plan.

6.3

Severability.  Whenever possible, each provision and plan and every contract thereunder shall be interpreted in a manner as to be effected and valid under applicable law.

ARTICLE 7
Amendment and Termination

7.1

The Board of Directors shall have complete power and authority to amend and terminate the Plan at any time without authorization or approval of the Company’s shareholders provided that no termination or amendment may, without the consent of the participant, alter or amend an outstanding contract.  No shares issued under the Plan shall be affected after such termination and any shares issued prior to the termination of the Plan shall be treated as if such Plan had not been terminated.

EXHIBIT 4.1
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